Exhibit 99.1

MINISO Group Announces 2025 June Quarter and Interim Unaudited Financial Results

MINISO Group Delivers Accelerating Momentum: Same-Store GMV(1) Growth (the “SSSG”)

Turns Positive in June Quarter; Revenue Increased 23.1%; Operating Profit Increased

11.3%; Adjusted Diluted Earnings per ADS Increased 12.0%

MINISO Brand Resumes Net Store Network Expansion in Mainland China, with 30 Net New

Stores Opened in June Quarter

TOP TOY Brand Revenue Increased 87.0%, a New Growth Record for June Quarter

Announce Interim Dividend of US$0.2896 per ADS

GUANGZHOU, China, August 21, 2025 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced its unaudited financial results for the three months and the six months ended June 30, 2025 (the “June Quarter” and the “First Half of 2025”, respectively).

Financial Highlights for the June Quarter

•	Revenue increased 23.1% year over year to RMB4,966.1 million (US$693.2 million), above the high end of the Company’s previous guidance range of 18%-21%.

•	All three of the Company’s operating segments achieved a marked sequential improvement in SSSG(1) during the June quarter, propelling group-level SSSG(1) into positive territory after a mid-single digit contraction last quarter.

•	MINISO Brand’s SSSG(1) was flat year over year, underpinned by (i) low-single digit growth in mainland China, and (ii) low-single digit decline in overseas market.

•	TOP TOY Brand’s SSSG(1) advanced at a low-single digit growth rate year over year.

•	Gross margin was 44.3%, compared to 43.9% in the same period last year.

•	Operating profit increased 11.3% year over year to RMB836.2 million (US$116.7 million).

•	Adjusted operating profit(2) increased 8.5% year over year to RMB851.8 million (US$118.9 million), with adjusted operating margin of 17.2%, both ahead of the Company’s guidance.

•	Profit for the period was RMB489.5 million (US$68.3 million), compared to RMB591.4 million in the same period last year.

•	Adjusted net profit(2) increased 10.6% year over year to RMB691.5 million (US$96.5 million).

•	Adjusted net margin(2) was 13.9%, compared to 15.5% in the same period last year.

•	Adjusted EBITDA(2) increased 14.7% year over year to RMB1,149.5 million (US$160.5 million).

•	Adjusted EBITDA margin(2) was 23.1%, compared to 24.8% in the same period last year.

•	Adjusted basic and diluted earnings per ADS(2) were both RMB2.24 (US$0.31), increased by 12.0% year over year.

Financial Highlights for the First Half of 2025

•	Revenue increased 21.1% year over year to RMB9,393.1 million (US$1,311.2 million).

•	Gross profit increased 22.6% year over year to RMB4,156.9 million (US$580.3 million).

•	Gross margin was 44.3%, compared to 43.7% in the same period last year.

•	Operating profit increased 3.4% year over year to RMB1,545.9 million (US$215.8 million).

•	Adjusted operating profit(2) increased 1.7% year over year to RMB1,586.5 million (US$221.5 million), with adjusted operating margin of 16.9%.

•	Profit for the period was RMB906.0 million (US$126.5 million), compared with RMB1,177.4 million in the same period last year.

•	Adjusted net profit(2) was RMB1,278.7 million (US$178.5 million), compared with RMB1,241.9 million in the same period last year.

•	Adjusted net margin(2) was 13.6%, compared to 16.0% in the same period last year.

•	Adjusted EBITDA(2) increased 11.2% year over year to RMB2,186.8 million (US$305.3 million).

•	Adjusted EBITDA margin(2) was 23.3%, compared to 25.4% in the same period last year.

•	Adjusted basic and diluted earnings per ADS(2) was RMB4.16 (US$0.58) and RMB4.12 (US$0.58) respectively, compared with each of RMB3.96 in the same period last year.

•	Cash Position(3) was RMB7,466.1 million (US$1,042.2 million) as of June 30, 2025, compared to RMB6,698.1 million as of December 31, 2024.

•	Net cash from operating activities was RMB1,014.2 million (US$141.6 million). Capital expenditure was RMB434.8 million (US$60.7 million) and free cash flow was RMB579.4 million (US$80.9 million) for the First Half of 2025.

Operational Highlights

•	Total number of stores on group level was 7,905 as of June 30, 2025, representing a year-over-year increase of 842 net new stores.

•	Number of MINISO stores was 7,612 as of June 30, 2025, representing a year-over-year increase of 744 net new stores.

•	Number of MINISO stores in mainland China was 4,305 as of June 30, 2025, representing a year-over-year increase of 190 net new stores.

•	Number of MINISO stores in overseas markets reached 3,307 as of June 30, 2025, representing a year-over-year increase of 554 net new stores.

•	Number of TOP TOY stores was 293 as of June 30, 2025, representing a year-over-year increase of 98 net new stores. TOP TOY has also begun to expand into overseas markets since December quarter of 2024. This strategic move aligns with the Company's plan to expand globally and strengthen its brand presence.

Notes:

(1)	“Same-store GMV” refers to the GMV generated by those stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods. “SSSG” refers to the year-over-year growth of same-store GMV.

(2)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

(3)	“Cash position” refers to the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits with original maturity over three months, and other investments recorded as current assets.

The following table provides a breakdown of the Company’s store network and its changes on a year-over-year basis. 74.5% of new MINISO stores in the past twelve months were located in overseas markets.

	As of
	June 30, 2024	June 30, 2025	YoY
Number of stores on group level	7,063	7,905	842
Number of MINISO stores	6,868	7,612	744
Mainland China	4,115	4,305	190
—Directly operated stores	29	20	(9)
—Stores operated under MINISO Retail Partner model	4,063	4,258	195
—Stores operated under distributor model	23	27	4
Overseas	2,753	3,307	554
—Directly operated stores	343	579	236
—Stores operated under MINISO Retail Partner model	338	425	87
—Stores operated under distributor model	2,072	2,303	231
Number of TOP TOY stores	195	293	98
—Directly operated stores	21	38	17
—Stores operated under MINISO Retail Partner model	174	250	76
—Stores operated under distributor model	-	5	5

Mr. Guofu Ye, Founder, Chairman, and CEO of MINISO, commented, “We are gratified that MINISO Group accelerated growth in the June Quarter and we delivered a double-digit growth of operating profit which exceeded our expectations. It was encouraging that MINISO mainland China SSSG turned positive for the June Quarter and further accelerated entering the September quarter. The outperformance in MINISO mainland China in such a hyper-competitive domestic physical retail environment further underscores our strong execution and resilience of our business model. We estimate that same-store GMV in MINISO mainland China will achieve positive growth for the whole year of 2025."

"We are thrilled to see improvement in overseas same-store GMV in the June Quarter, especially in our strategic markets Europe and North America. As we look ahead at the second half of 2025, we expect that our investments in directly operated business will unleash the sales potential and optimize our margin profiles. We are optimistic about building on the momentum we have created and well positioned to deliver sustainable and high-quality growth overseas. We are also pleased that TOP TOY recorded another impressive revenue growth of 87.0%, marked by robust performance of pop toy products and stronger store networks. It is worth mentioning that TOP TOY recently has completed strategic financing by Temasek, with post-valuation of about HK$10 billion, demonstrating its market recognition in pop toy industry." Mr. Ye continued.

Mr. Eason Zhang, CFO of MINISO, commented, “We are encouraged by our better-than-expected quarterly performance in top line, growing by 23.1% year over year, accelerated from the last quarter. We now expect revenue growth to accelerate for the remainder of 2025. Gross margin reached 44.3%, increased by 0.4 percentage point year over year. Adjusted EBITDA for the June Quarter grew by 14.7% year over year to RMB1,149.5 million, accelerated from last quarter as well, with an adjusted EBITDA margin of 23.1%.”

"The board of the Company has approved an interim cash dividend for the First Half of 2025, with a total amount of approximately RMB639.5 million. Return to shareholders including share repurchases and cash dividends paid for the First Half of 2025 reached about RMB1,071 million, as about 84% of adjusted net profit, compared to about 55% in the same period last year. Our capital allocation strategy will also continue to balance fast growth and our commitment to bring stable and foreseeable returns to shareholders.” Mr. Zhang concluded.

Recent Developments

Interim Dividend Declaration

On August 21, 2025, the Company’s board of directors approved the distribution of an interim cash dividend in the amount of US$0.2896 per ADS or US$0.0724 per ordinary share, to holders of ADSs and ordinary shares of record as of the close of business on September 5, 2025, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date for the holders of ordinary shares in Hong Kong will be September 4, 2025; and the ex-dividend date for holders of ADSs will be September 5, 2025. The payment date is expected to be September 16, 2025 for holders of ordinary shares and September 19, 2025 for holders of ADSs. The aggregate amount of cash dividend to be paid is approximately US$89.3 million (RMB639.5 million at an exchange rate of RMB7.1636 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for the First Half of 2025 and will be distributed from additional paid-in capital and settled by a cash distribution. For holders of ordinary shares, in order to qualify for the interim cash dividend, all valid documents for the transfer of ordinary shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M. on September 5, 2025 (Beijing/Hong Kong Time).

Update on TOP TOY

TOP TOY recently has completed a round of strategic financing led by Temasek, a global investment company headquartered in Singapore. The post-transaction valuation of TOP TOY reached around HK$10 billion, demonstrating the market recognition of TOP TOY's business model, brand equity, and global expansion roadmap on a rapid growth trajectory of its pop toy business.

Financial Results for the June Quarter

Revenue was RMB4,966.1 million (US$693.2 million), representing an increase of 23.1% year over year.

Revenue from MINISO brand increased by 19.5% year over year to RMB4,563.2 million (US$637.0 million), including (i) an increase of 13.6% in revenue from MINISO brand in mainland China, accelerating from last quarter, and (ii) an increase of 28.6% in revenue from MINISO brand in overseas markets. Overseas revenue contributed to 42.6% of revenue from MINISO brand, compared to 39.5% in the same period last year.

Revenue from TOP TOY brand increased by 87.0% to RMB402.2 million (US$56.1 million).

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB2,767.2 million (US$386.3 million), representing an increase of 22.3% year over year.

Gross profit was RMB2,198.9 million (US$307.0 million), representing an increase of 24.0% year over year.

Gross margin was 44.3%, representing an increase of 0.4 percentage point year over year. The year-over-year increase in gross margin was primarily due to (i) higher revenue contribution from overseas markets, and (ii) higher gross margin of TOP TOY.

Selling and distribution expenses were RMB1,159.8 million (US$161.9 million), representing an increase of 40.4% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB1,154.2 million (US$161.1 million), representing an increase of 42.8% year over year. The year-over-year increase was mainly attributable to the Company’s investments into directly operated stores to pursue the future success of the Company’s business, especially in strategic overseas markets such as the U.S. market. As of June 30, 2025, total number of directly operated stores on the group level was 637, compared to 393 as of June 30, 2024. In the June Quarter, revenue from directly operated stores increased 78.7%, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased 56.3%, decelerating from the year-over-year increase of 71.4% in last quarter. Promotion and advertising expenses increased 20.4%, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased 25.9%, as a percentage of revenue ranging from 2% to 3% in both comparative periods. Logistics expenses increased 21.3% year over year.

General and administrative expenses were RMB261.5 million (US$36.5 million), representing an increase of 15.1% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB251.4 million (US$35.1 million), representing an increase of 19.1% year over year. The year-over-year increase was primarily due to the increase of personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB77.4 million (US$10.8 million), compared to RMB26.9 million in the same period last year. The year-over-year increase was mainly due to (i) an increase in investment income in wealth management products, and (ii) a net foreign exchange gain compared with a net foreign exchange loss in the same period last year.

Operating profit was RMB836.2 million (US$116.7 million), representing an increase of 11.3% year over year.

Adjusted operating profit(1) was RMB851.8 million (US$118.9 million), representing an increase of 8.5% year over year.

Net finance cost was RMB79.4 million (US$11.1 million), compared to net finance income of RMB9.0 million in the same period last year. The year-over-year increase in finance cost was due to (i) increased interest expenses in relation to the equity linked securities issued by the Company in January 2025 ( the “Equity Linked Securities”) and the bank loans used for acquisition of the equity interest of Yonghui Superstores Co., Ltd*(永輝超市股份有限公司) (the “Yonghui”), both of which have been excluded in non-IFRS financial measures(1), and (ii) increased interest expenses on lease liabilities corresponding to the Company’s investment in directly operated stores.

Share of loss of equity-accounted investees, net of tax was RMB136.9 million (US$19.1 million), compared to share of profit of RMB0.2 million in the same period last year. The year-over-year change was mainly attributable to share of loss in Yonghui, which has been excluded in non-IFRS financial measures(1).

Other gain was RMB6.7 million (US$0.9 million), mainly attributable to gain from fair value change of derivatives under mark-to-market impact, which was in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures(1).

Profit for the period was RMB489.5 million (US$68.3 million), compared to RMB591.4 million in the same period last year.

Adjusted net profit(1) was RMB691.5 million (US$96.5 million), increased by 10.6% year over year.

Adjusted net margin(1) was 13.9%, compared to 15.5% in the same period last year.

Adjusted EBITDA(1) was RMB1,149.5 million (US$160.5 million), representing an increase of 14.7% year over year.

Adjusted EBITDA margin(1) was 23.1%, compared to 24.8% in the same period last year.

Basic and diluted earnings per ADS were both RMB1.60 (US$0.22) in the June Quarter, compared with RMB1.88 in the same period last year.

Adjusted basic and diluted earnings per ADS(1) were both RMB2.24 (US$0.31) in the June Quarter, representing an increase of 12.0% year over year from RMB2.00 in the same period last year.

Financial Results for the First Half of 2025

Revenue was RMB9,393.1 million (US$1,311.2 million), representing an increase of 21.1% year over year.

Revenue from MINISO brand increased by 18.1% to RMB8,649.0 million (US$1,207.4 million), including (i) an increase of 11.4% in revenue from MINISO brand in mainland China, and (ii) an increase of 29.4% in revenue from MINISO brand in overseas markets. The overseas revenue contributed 40.9% of revenue from MINISO brand, compared to 37.3% in the same period last year.

Revenue from TOP TOY brand increased by 73.0% to RMB742.1 million (US$103.6 million), primarily powered by its rapid growth in average store counts.

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB5,236.2 million (US$730.9 million), representing an increase of 19.8% year over year.

Gross profit was RMB4,156.9 million (US$580.3 million), representing an increase of 22.6% year over year.

Gross margin reached historical high of 44.3% across previous first half of the years, representing an increase of 0.6 percentage point. The year-over-year increase in gross margin was primarily due to (i) higher revenue contribution from overseas markets, and (ii) higher gross margin of TOP TOY.

Other income was RMB5.4 million (US$0.8 million), compared to RMB12.7 million in the same period last year.

Selling and distribution expenses were RMB2,181.0 million (US$304.5 million), increased by 43.3% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB2,167.1 million (US$302.5million), increased by 46.4% year over year.

General and administrative expenses were RMB503.7 million (US$70.3 million), increased by 20.3% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB477.0 million (US$66.6 million), increased by 20.6% year over year.

Other net income was RMB98.2 million (US$13.7 million), compared to RMB41.7 million in the same period last year. The year-over-year increase was mainly due to (i) an increase in investment income in wealth management products, and (ii) a net foreign exchange gain compared with a net foreign exchange loss in the same period last year.

Operating profit was RMB1,545.9 million (US$215.8 million), representing an increase of 3.4% year over year.

Adjusted operating profit(1) was RMB1,586.5 million (US$221.5 million), representing an increase of 1.7% year over year.

Net finance cost was RMB128.4 million (US$17.9 million), compared to net finance income of RMB34.0 million in the same period last year. The year-over-year increase in finance cost was due to (i) increased interest expenses in relation to the Equity Linked Securities and the bank loans used for acquisition of the equity interest of Yonghui, both of which have been excluded in non-IFRS financial measures(1), and (ii) increased interest expenses on lease liabilities corresponding to the Company’s investment in directly operated stores.

Share of loss of equity-accounted investees, net of tax was RMB138.9 million (US$19.4 million), compared with share of profit of RMB0.3 million in the same period last year. The year-over-year change was mainly attributable to share of loss in Yonghui, which has been excluded in non-IFRS financial measures(1).

Other expenses was RMB84.4 million (US$11.8 million), mainly attributable to loss from fair value change of derivatives under mark-to-market impact and issuance cost of derivatives, which were in relation to the Equity Linked Securities and have been excluded in non-IFRS financial measures(1).

Profit for the period was RMB906.0 million (US$126.5 million), compared to RMB1,177.4 million in the same period last year.

Adjusted net profit(1) was RMB1,278.7 million (US$178.5 million), compared to RMB1,241.9 million in the same period last year.

Adjusted net margin(1) was 13.6%, compared to 16.0% in the same period last year.

Adjusted EBITDA(1) increased 11.2% year over year to RMB2,186.8 million (US$305.3 million).

Adjusted EBITDA margin(1) was 23.3%, compared to 25.4% in the same period last year.

Basic earnings per ADS was RMB2.96 (US$0.41), compared to RMB3.76 in the same period last year.

Diluted earnings per ADS was RMB2.92 (US$0.41), compared to RMB3.76 in the same period last year.

Adjusted basic earnings per ADS(1) increased 5.1% year over year to RMB4.16 (US$0.58), compared to RMB3.96 in the same period last year.

Adjusted diluted earnings per ADS(1) increased 4.0% year over year to RMB4.12 (US$0.58), compared to RMB3.96 in the same period last year.

Cash position, which was the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits, and other investments recorded as current assets was RMB7,466.1 million (US$1,042.2 million) as of June 30, 2025, compared to RMB6,698.1 million as of December 31, 2024.

Net cash from operating activities was RMB1,014.2 million (US$141.6 million). Capital expenditure was RMB434.8 million (US$60.7 million) and free cash flow was RMB579.4 million (US$80.9 million) for the First Half of 2025.

Note:

(1) See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Thursday, August 21, 2025 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/91975768223?pwd=9ExRKhgHx8Q8QQyhZBwhNzPa1p3rea.1

Meeting Number: 919 7576 8223

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025, which was RMB7.1636 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted operating profit, adjusted operating margin, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted operating profit as operating profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted operating margin by dividing adjusted operating profit by revenue for the same period. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses, gain or loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to Equity Linked Securities, interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, and share of profit or loss of Yonghui, net of tax. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	December 31, 2024	June 30, 2025
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	1,436,939	1,702,062	237,599
Right-of-use assets	4,172,083	4,635,139	647,040
Intangible assets	8,802	7,545	1,053
Goodwill	21,418	46,030	6,426
Deferred tax assets	181,948	217,963	30,426
Other investments	123,399	122,570	17,110
Trade and other receivables	341,288	212,750	29,699
Term deposits	140,183	-	-
Financial derivative assets	-	799,751	111,641
Interests in equity-accounted investees	38,567	6,171,304	861,481

	6,464,627	13,915,114	1,942,475

Current assets
Other investments	100,000	-	-
Inventories	2,750,389	2,836,348	395,939
Trade and other receivables	2,207,013	2,430,263	339,252
Cash and cash equivalents	6,328,121	7,115,183	993,241
Restricted cash	1,026	5,527	772
Term deposits	268,952	345,353	48,209

	11,655,501	12,732,674	1,777,413

Total assets	18,120,128	26,647,788	3,719,888

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Expressed in thousands)

	As at	As at
	December 31, 2024	June 30, 2025
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	94	94	13
Additional paid-in capital	4,683,577	3,956,803	552,348
Other reserves	1,329,126	1,687,003	235,497
Retained earnings	4,302,177	5,208,207	727,038

Equity attributable to equity shareholders of the Company	10,314,974	10,852,107	1,514,896
Non-controlling interests	40,548	46,812	6,535

Total equity	10,355,522	10,898,919	1,521,431

LIABILITIES
Non-current liabilities
Contract liabilities	35,145	27,758	3,875
Loans and borrowings	4,310	5,589,413	780,252
Other payables	59,842	73,586	10,272
Lease liabilities	1,903,137	2,177,289	303,938
Financial derivative liabilities	-	1,230,927	171,831
Deferred income	34,983	34,501	4,816

	2,037,417	9,133,474	1,274,984

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Expressed in thousands)

	As at	As at
	December 31, 2024	June 30, 2025
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Current liabilities
Contract liabilities	323,292	290,706	40,581
Loans and borrowings	566,955	1,707,170	238,312
Trade and other payables	3,943,988	3,561,523	497,168
Lease liabilities	635,357	883,423	123,321
Deferred income	5,376	2,024	283
Current taxation	252,221	170,549	23,808

	5,727,189	6,615,395	923,473

Total liabilities	7,764,606	15,748,869	2,198,457

Total equity and liabilities	18,120,128	26,647,788	3,719,888

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended June 30,			Six months ended June 30,
	2024	2025		2024	2025
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	4,035,212	4,966,068	693,236	7,758,743	9,393,112	1,311,228
Cost of sales	(2,261,884)	(2,767,187)	(386,284)	(4,368,957)	(5,236,194)	(730,944)

Gross profit	1,773,328	2,198,881	306,952	3,389,786	4,156,918	580,284
Other income	9,053	2,350	328	12,698	5,370	750
Selling and distribution expenses	(826,061)	(1,159,836)	(161,907)	(1,522,088)	(2,181,022)	(304,459)
General and administrative expenses	(227,232)	(261,512)	(36,506)	(418,573)	(503,656)	(70,308)
Other net income	26,867	77,404	10,805	41,696	98,239	13,714
Credit loss on trade and other receivables	(2,939)	(4,675)	(653)	(3,606)	(13,450)	(1,878)
Impairment loss on non-current assets	(1,492)	(16,450)	(2,296)	(5,104)	(16,450)	(2,296)

Operating profit	751,524	836,162	116,723	1,494,809	1,545,949	215,807
Finance income	33,716	28,921	4,037	74,606	65,836	9,190
Finance costs	(24,686)	(108,291)	(15,117)	(40,595)	(194,236)	(27,114)

Net finance income/(cost)	9,030	(79,370)	(11,080)	34,011	(128,400)	(17,924)
Share of profit/(loss) of equity-accounted investees, net of tax	181	(136,941)	(19,116)	301	(138,946)	(19,396)
Other gain/(expenses)	-	6,659	930	-	(84,412)	(11,783)

Profit before taxation	760,735	626,510	87,457	1,529,121	1,194,191	166,704
Income tax expense	(169,310)	(136,979)	(19,122)	(351,742)	(288,201)	(40,231)

Profit for the period	591,425	489,531	68,335	1,177,379	905,990	126,473

Attributable to:
Equity shareholders of the Company	587,630	489,688	68,357	1,170,102	906,030	126,479
Non-controlling interests	3,795	(157)	(22)	7,277	(40)	(6)

Earnings per share for ordinary shares
-Basic	0.47	0.40	0.06	0.94	0.74	0.10
-Diluted	0.47	0.40	0.06	0.94	0.73	0.10

Earnings per ADS
(Each ADS represents 4 ordinary shares)
-Basic	1.88	1.60	0.22	3.76	2.96	0.41
-Diluted	1.88	1.60	0.22	3.76	2.92	0.41

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(Expressed in thousands)

	Three months ended June 30,			Six months ended June 30,
	2024	2025		2024	2025
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit for the period	591,425	489,531	68,335	1,177,379	905,990	126,473

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	2,990	12,966	1,810	6,845	11,675	1,630

Other comprehensive income for the period	2,990	12,966	1,810	6,845	11,675	1,630

Total comprehensive income for the period	594,415	502,497	70,145	1,184,224	917,665	128,103

Attributable to:
Equity shareholders of the Company	591,877	501,095	69,949	1,178,043	917,401	128,066
Non-controlling interests	2,538	1,402	196	6,181	264	37

MINISO GROUP HOLDING LIMITED
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended June 30,			Six months ended June 30,
	2024	2025		2024	2025
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit for the period	591,425	489,531	68,335	1,177,379	905,990	126,473
Add back:
Equity-settled share-based payment expenses	33,570	15,656	2,185	64,507	40,586	5,666
(Gain)/loss from fair value change of derivatives(1)	-	(6,659)	(930)	-	39,748	5,549
Issuance cost of derivatives(2)	-	-	-	-	44,664	6,235
Interest expenses related to Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui	-	73,606	10,275	-	128,351	17,917
-Interest expenses related to the Equity Linked Securities(3)	-	49,358	6,890	-	89,885	12,547
-Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui	-	24,248	3,385	-	38,466	5,370
Share of loss of Yonghui, net of tax	-	119,335	16,659	-	119,335	16,659

Adjusted net profit	624,995	691,469	96,524	1,241,886	1,278,674	178,499
Adjusted net margin	15.5%	13.9%	13.9%	16.0%	13.6%	13.6%

Attributable to:
Equity shareholders of the Company	621,021	691,630	96,546	1,234,430	1,278,629	178,493
Non-controlling interests	3,974	(161)	(22)	7,456	45	6

Adjusted net earnings per share(4)
-Basic	0.50	0.56	0.08	0.99	1.04	0.15
-Diluted	0.50	0.56	0.08	0.99	1.03	0.14

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
-Basic	2.00	2.24	0.31	3.96	4.16	0.58
-Diluted	2.00	2.24	0.31	3.96	4.12	0.58

MINISO GROUP HOLDING LIMITED
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)

(Expressed in thousands, except for percentages)

	Three months ended June 30,			Six months ended June 30,
	2024	2025		2024	2025
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	624,995	691,469	96,524	1,241,886	1,278,674	178,499
Add back:
Depreciation and amortization	183,029	286,344	39,972	333,131	554,016	77,338
Finance costs excluding interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui	24,686	34,685	4,842	40,595	65,885	9,197
Income tax expense	169,310	136,979	19,122	351,742	288,201	40,231
Adjusted EBITDA	1,002,020	1,149,477	160,460	1,967,354	2,186,776	305,265
Adjusted EBITDA margin	24.8%	23.1%	23.1%	25.4%	23.3%	23.3%

Notes:

(1)	The gain or loss from fair value change of derivatives was a non-cash gain or expense that was related to the fair value of the Equity Linked Securities and call spread. It was determined solely by movements in the underlying share price.

(2)	The issuance cost of derivatives was a one-off expense that was related to the Equity Linked Securities.

(3)	For the three months ended June 30, 2025, the RMB49,358,000 interest expenses related to the Equity Linked Securities included RMB44,413,000 non-cash portion and RMB4,945,000 cash expense.

For the six months ended June 30, 2025, the RMB89,885,000 interest expenses related to the Equity Linked Securities included RMB80,815,000 non-cash portion and RMB9,070,000 cash expense.

(4)	Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED
UNAUDITED ADDITIONAL INFORMATION

(Expressed in thousands, except for percentages)

	Three months ended June 30,				Six months ended June 30,
	2024	2025			2024	2025
	RMB’000	RMB’000	US$’000	YoY	RMB’000	RMB’000	US$’000	YoY
Revenue
MINISO Brand	3,818,008	4,563,226	637,001	19.5%	7,324,665	8,649,004	1,207,355	18.1%
-Mainland China	2,308,008	2,621,212	365,906	13.6%	4,592,799	5,114,987	714,025	11.4%
-Overseas	1,510,000	1,942,014	271,095	28.6%	2,731,866	3,534,017	493,330	29.4%
TOP TOY Brand	215,100	402,208	56,146	87.0%	428,920	742,058	103,587	73.0%
Others(1)	2,104	634	89	(69.9)%	5,158	2,050	286	(60.3)%
	4,035,212	4,966,068	693,236	23.1%	7,758,743	9,393,112	1,311,228	21.1%

Note:

(1) “Others” refers to revenue generated from other operating segments such as “WonderLife”, which was a secondary brand targeting on lower-tier cities in mainland China, aggregated and presented as “others”. As the MINISO brand increasingly penetrated into lower-tier cities in mainland China, “WonderLife” has become marginalized.

MINISO GROUP HOLDING LIMITED
UNAUDITED ADDITIONAL INFORMATION
NUMBER OF MINISO STORES IN MAINLAND CHINA

	As of
	June 30, 2024	June 30, 2025	YoY
By City Tiers
First-tier cities	541	572	31
Second-tier cities	1,705	1,774	69
Third- or lower-tier cities	1,869	1,959	90
Total	4,115	4,305	190

MINISO GROUP HOLDING LIMITED
UNAUDITED ADDITIONAL INFORMATION
NUMBER OF MINISO STORES IN OVERSEAS MARKETS

	As of
	June 30, 2024	June 30, 2025	YoY
By Regions
Asia excluding China	1,484	1,695	211
North America	234	394	160
Latin America	584	661	77
Europe	244	319	75
Others	207	238	31
Total	2,753	3,307	554

*For identification purpose only